# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alto Neuroscience, Inc., CIK 0001999480
CUSIP: 02157Q109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 650 Castro Street, Suite 450, Mountain View, California (CA), 94041
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001948604

## Reporting persons
- K2 HealthVentures Equity Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 788,995; sole dispositive power 0; shared dispositive power 788,995; aggregate amount beneficially owned 788,995 (2.4% of the class)
- Parag Shah: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 788,995; sole dispositive power 0; shared dispositive power 788,995; aggregate amount beneficially owned 788,995 (2.4% of the class)
- Anup Arora: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 788,995; sole dispositive power 0; shared dispositive power 788,995; aggregate amount beneficially owned 788,995 (2.4% of the class)

## Item 1. Issuer
Name of issuer: Alto Neuroscience, Inc.
Address of issuer's principal executive offices: 650 Castro Street, Suite 450, Mountain View, California, 94041

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. K2 HealthVentures Equity Trust LLC ("K2HV Equity");
ii. Parag Shah ("Mr. Shah"); and
iii. Anup Arora ("Mr. Arora").

This Statement on Schedule 13G relates to 30,000 shares of Common Stock held directly by K2HV Equity and 758,995 shares of Common Stock K2HV Equity has the right to acquire within 60 days, including (i) warrants to purchase 35,773 shares of Common Stock at an exercise price of $3.7122 per share, which warrants expire on December 15, 2032 (the "Original Warrants"); (ii) warrants to purchase 134,691 shares of Common Stock at an exercise price of $3.7122 per share, which warrants expire on January 13, 2035 (the "Refinance Warrants" and, together with the Original Warrants, the "Warrants"); and (iii) an aggregate 588,531 shares of Common Stock issuable to the Reporting Persons upon conversion of the remaining balance of the Issuer's outstanding debt obligations to K2HV Equity under the Loan and Security Agreement, dated as of December 16, 2022, between the Issuer and K2HV Equity, as amended by the First Amendment to Loan and Security Agreement, dated as of January 13, 2025, including 381,315 shares of Common Stock that are issuable at a conversion price of $10.49 per share (the "Original Conversion Shares") and 207,216 shares of Common Stock that are issuable at a conversion price of $4.8259 per share (the "Refinance Conversion Shares" and, together with the Original Conversion Shares, the "Conversion Shares").

K2HV Equity is an investment vehicle for holding equity securities and may be deemed to directly beneficially own the shares of Common Stock that it holds directly and has the right to acquire upon exercise of the Warrants and conversion of the Conversion Shares, as reported herein. Mr. Shah and Mr. Arora serve as the managing members of K2HV Equity and, in such capacities, may be deemed to indirectly beneficially own the shares of Common Stock that K2HV Equity directly beneficially owns.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 855 Boylston Street, 10th Floor, Boston, MA 02116.
Citizenship: K2HV Equity is a Delaware limited liability company. Each of Mr. Shah and Mr. Arora is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, each of the Reporting Persons may be deemed the beneficial owner of 788,995 shares of Common Stock. This amount consists of (i) 30,000 shares of Common Stock directly held by K2HV Equity, (ii) an aggregate 170,464 shares of Common Stock K2HV Equity has the right to acquire upon exercise of the Warrants, and (iii) an aggregate 588,531 shares of Common Stock K2HV Equity has the right to acquire upon conversion of the Conversion Shares.
Percent of class:
As of December 31, 2025, each of the Reporting Persons may be deemed the beneficial owner of approximately 2.4% of the shares of Common Stock outstanding.

The percentage set forth herein is calculated based on the sum of (i) 31,066,335 shares of Common Stock outstanding as of November 7, 2025, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2025, (ii) 828,860 shares of Common Stock that became outstanding following K2HV Equity's conversion of Refinance Conversion Shares on November 20, 2025, (iii) an aggregate 170,464 shares of Common Stock that are issuable to K2HV Equity within 60 days upon exercise of the Warrants, and (iv) an aggregate 588,531 shares of Common Stock that are issuable to K2HV Equity within 60 days upon conversion of the Conversion Shares, which Warrants and Conversion Shares have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 788,995
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 788,995

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- K2 HealthVentures Equity Trust LLC: /s/ Anup Arora, Anup Arora, Managing Member (02/17/2026)
- Parag Shah: /s/ Parag Shah, Parag Shah (02/17/2026)
- Anup Arora: /s/ Anup Arora, Anup Arora (02/17/2026)